February 3, 2014	Timothy J. Corbett

+44 (0)20 7645 2509 (t)
Securities and Exchange Commission	+44 (0)20 7645 2424 (f)
Division of Corporation Finance	timothy.corbett@wilmerhale.com
Attention: Jeffrey P. Riedler
100 F Street, N.E.
Washington, D.C. 20549

Re:                             uniQure B.V.
Amendment No. 2 to Registration Statement on Form F-1
Filed on January 24, 2014 (File No. 333-193158)

Ladies and Gentlemen:

On behalf of uniQure B.V. (“uniQure” or the “Company”), we are responding to the comments contained in your letter dated February 3, 2014 to Mr. Jörn Aldag, Chief Executive Officer of the Company.

We are concurrently filing Amendment Number 4 to the Company’s Registration Statement on Form F-1 (“Amendment Number 4”). Amendment Number 4 reflects responses to your comments, as indicated below.

The responses contained below are based upon information provided to us by the Company.  The responses are keyed to the numbering of the comments in your letter.  Page numbers in the comments refer to the pages of the January 24 amendment; page numbers in the responses refer to the pages of Amendment Number 4.

Dilution, page 60

1.                                      Please explain to us how you determined pro forma net tangible book value per ordinary share at September 30, 2013 after giving effect to this offering of €0.77 per share ($1.04 per share). Revise your disclosure accordingly.

Response:

The Company has amended its disclosure to give effect to the reverse share split which became effective on January 31, 2014, and to include the offered shares.  Please see pages 52 and 60.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Share-Based Compensation, page 86

2.                                      Please tell us your planned accounting treatment for the 609,744 options granted under the 4D Molecular Therapeutics collaboration. Refer us to the technical guidance upon which you expect to rely and revise your disclosure accordingly.

Response:

The Company confirms that its accounting treatment for the 609,744 options granted under the 4D Molecular Therapeutics collaboration will be the same as its treatment for the Company’s equity-settled options granted to employees.  The Company respectfully submits that the disclosure on pages 86 to 93 and as set forth in Note 2.16 to the Company’s consolidated financial statements on page F-50 describes such accounting treatment.

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We hope that the above responses will be acceptable to the Staff.  If you have any questions or comments regarding Amendment Number 4 or this response letter, please contact either the undersigned at the telephone number or email address indicated above, or Bree Peterson of this firm at 011-44-20-7645-2512 or bree.peterson@wilmerhale.com.

Very truly yours,

/s/ Timothy J. Corbett
Timothy J. Corbett

cc:                                Securities and Exchange Commission:

Jeffrey P. Riedler, Assistant Director

uniQure B.V.:

Jörn Aldag, Chief Executive Officer
Piers Morgan, Chief Financial Officer

PricewaterhouseCoopers Accountants N.V.:

Arwin van der Linden, Partner